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                             May 10, 2021

       Daniel O   Connell
       Chief Executive Officer
       Acumen Pharmaceuticals, Inc.
       427 Park St.
       Charlottesville, VA 22902

                                                        Re: Acumen
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 12,
2021
                                                            CIK No. 0001576885

       Dear Mr. O   Connell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, present to potential investors in
reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the
communications.
       Prospectus Summary
       Our Differentiated Approach to the Treatment of AD, page 2

   2.                                                   Please revise
throughout to remove any inference regarding regulatory approval or the safety, tolerability
and efficacy of your product candidates or explain to us why these
 Daniel O   Connell
Acumen Pharmaceuticals, Inc.
May 10, 2021
Page 2
         statements are appropriate given the early stage of your product candidates. We note, by way of example, the statements that your product candidate, ACU193:
             has the potential for improved efficacy and for a favorable safety profile and tolerability allowing higher dosing on page 2 under the section Our Differentiated
              Approach to the Treatment of AD; and
             "has the potential to be an effective and safe therapy for the treatment of AD"; and
             is positioned "to be potentially best-in-class" on pages 3 and 100, and a similar statement on page 107.
Summary of Our Nonclinical Data, page 3

3. Please expand to disclose the nonclinical studies from which you base your statements related to ACU193.
Our Team, page 3

4. We note that you identify certain entities on page 4 as investors in your company, several of which do not appear to be among your principal stockholders as disclosed on page 160.
         If material, please expand your disclosure to describe the nature of each named entity's investment in you or explain to us why including this information is appropriate.
Use of Proceeds, page 78

5. Please disclose your intended use of the proceeds from the offering in your next amendment or public filing. Your disclosure should describe how far the proceeds are expected to enable you to progress in the clinical development of ACU193.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Sources of Liquidity, page 90

6. You state on page 90 that upon achievement of a certain milestone event for ACU193, or upon election of the Series B investors to waive the requirement for the milestone event to be achieved prior to its achievement, you are obligated to issue and sell a second tranche of Series B shares to the Series B purchasers for gross proceeds of $30.0 million. On page
         85 you refer to certain defined clinical milestones. Please clarify the nature of the clinical milestone and anticipated timing and if it is likely the purchasers will waive the requirement for the milestone event prior to the IPO.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 90
FirstName LastNameDaniel O   Connell
7. Please revise to provide more detail of the specific nature of your research and
Comapany   NameAcumen
       development         Pharmaceuticals,
                     expenses for each periodInc.
                                               presented.
May 10, 2021 Page 2
FirstName LastName
 Daniel O   Connell
FirstName  LastNameDaniel O   Connell
Acumen Pharmaceuticals, Inc.
Comapany
May        NameAcumen Pharmaceuticals, Inc.
     10, 2021
May 10,
Page 3 2021 Page 3
FirstName LastName
Critical Accounting Estimates and Policies
Fair Value of Common Stock, page 94

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Principal Stockholders, page 160

9. Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholder identified in your table. Financial Statements
Statements of Operations, page F-4

10. Given the automatic conversion upon the completion of this offering of all of your convertible preferred stock into shares of common stock, please tell us how you considered providing a pro forma presentation of the affected line items on the face of your balance sheet as well as pro forma loss per share on the face of your statements of operations and related footnote discussion thereof.
Item 15. Recent Sales of Unregistered Securities
Issuances of Preferred Stock, page II-2

11. Please expand your disclosure related to Issuances of Preferred Stock to name the persons or more clearly identify the class of persons to whom the securities were sold and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. Refer to Item 701 of Regulation S-K for guidance.
       You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Darren DeStefano